Filed pursuant to Rule 433

Issuer Free Writing Prospectus dated November 10, 2014

Relating to Preliminary Prospectus dated November 4, 2014

Registration No. 333-199235

Navios Maritime Midstream Partners L.P.

Free Writing Prospectus

On November 10, 2014, Navios Maritime Midstream Partners L.P. (the “Partnership”) filed Amendment No. 5 to its Registration Statement on Form F-1 (File No. 333-199235) (the “Revised Preliminary Prospectus”) with the U.S. Securities and Exchange Commission (the “Commission”) to update and supplement certain information that had been provided in its preliminary prospectus dated November 4, 2014 relating to its initial public offering of its common units representing limited partner interests.

This free writing prospectus includes updated combined financial statements of Navios Maritime Midstream Partners Predecessor (the “Predecessor”) on pages F-4, F-22, F-23, F-24, F-25, F-36 and F-37 of the Revised Preliminary Prospectus, which updates the Predecessor’s combined financial statements to include additional pro forma information (and related footnotes), and should be read together with the Revised Preliminary Prospectus.

This free writing prospectus relates only to this offering. Capitalized terms used but not defined herein have the meanings set forth in the Revised Preliminary Prospectus. A copy of the Revised Preliminary Prospectus is included in Amendment No. 5 to the Registration Statement and can be obtained by following this hyperlink:

http://www.sec.gov/Archives/edgar/data/1617049/000119312514405337/d776617df1a.htm

The issuer has filed a registration statement (including a prospectus) with the Commission for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus in that registration statement and other documents the issuer has filed with the Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Commission’s Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-866-500-5408, Citigroup Global Markets Inc. toll-free at 1-800-831-9146 or J.P. Morgan Securities LLC collect at 1-212-834-4533.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Navios Maritime Acquisition Corporation:

In our opinion, the accompanying combined balance sheets and the related combined statements of operations, of owner’s net investment and of cash flows present fairly, in all material respects, the financial position of Navios Maritime Midstream Partners Predecessor at December 31, 2013 and December 31, 2012, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers S.A.

Athens, Greece

August 20, 2014

NAVIOS MARITIME MIDSTREAM PARTNERS PREDECESSOR

COMBINED BALANCE SHEETS

(Expressed in thousands of U.S. Dollars)

	Notes	December 31, 2013	December 31, 2012
ASSETS
Current assets
Cash and cash equivalents	3	$9,152	$4,776
Accounts receivable, net	4	817	641
Prepaid expenses and other current assets		219	128
Due from related parties	13	35,756	31,225

Total current assets		45,944	36,770

Vessels, net	5	336,452	352,674
Deferred finance costs, net	6	8,057	7,876
Intangible assets	7	35,022	38,308
Deferred dry dock and special survey costs, net		3,238	5,157

Total non-current assets		382,769	404,015

Total assets (pledged for Navios Acquisition debt—Note 10)		$428,713	$440,785

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	8	$371	$430
Accrued expenses	9	186	131
Due to related parties, short term	13	472	13,613
Deferred revenue		1,938	1,938

Total current liabilities		2,967	16,112

Long-term debt including premium	10	341,034	356,287
Due to related parties, long term	13	—	24,800

Total non-current liabilities		341,034	381,087

Total liabilities		$344,001	$397,199

Commitments and contingencies	14	—	—
Owner’s net investment	16	84,712	43,586

Total liabilities and owner’s net investment		$428,713	$440,785

See notes to combined financial statements

NAVIOS MARITIME MIDSTREAM PARTNERS PREDECESSOR

COMBINED STATEMENTS OF OPERATIONS

(Expressed in thousands of U.S. Dollars, except unit and per unit amounts)

	Notes	Year ended December 31, 2013	Year ended December 31, 2012
Revenue		$63,659	$64,059
Time charter expenses		(900)	(1,185)
Direct vessel expenses		(1,919)	(1,898)
Management fees (entirely through related party transactions)	13	(14,600)	(14,640)
General and administrative expenses	13	(866)	(947)
Depreciation and amortization	5, 7	(19,508)	(20,211)
Interest expenses and finance cost	10	(31,249)	(31,803)
Loss on bond extinguishment	10	(23,188)	—
Other income		—	267
Other expense		(74)	(15)

Net loss		$(28,645)	$(6,373)

Pro forma loss per unit (unaudited)
Net loss per common unit attributable to Navios Acquisition (basic and diluted)	19	$(2.65)
Weighted average number of units outstanding
Navios Acquisition — Common units (basic and diluted)	19	1,242,692
Supplemental pro forma loss per unit (unaudited)
Net loss per common unit (basic and diluted)	19	$(1.67)
Weighted average number of units outstanding Common units (basic and diluted)	19	9,342,692

See notes to combined financial statements.

NAVIOS MARITIME MIDSTREAM PARTNERS PREDECESSOR

COMBINED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. Dollars)

	Notes	Year ended December 31, 2013	Year ended December 31, 2012
Operating Activities
Net loss		$(28,645)	$(6,373)
Adjustments to reconcile net loss to net cash (used in)/provided by operating activities:
Depreciation and amortization	5	19,508	20,211
Amortization of deferred finance fees and bond premium	6	934	843
Non-cash loss on extinguishment of 2017 Notes		5,442	—
Amortization of dry dock and special survey costs		1,919	1,898
Changes in operating assets and liabilities:
Increase in prepaid expenses and other current assets		(91)	(127)
(Increase)/ Decrease in accounts receivable		(176)	414
Decrease in accounts payable	8	(59)	(3)
Increase / (Decrease) in accrued expenses	9	55	(82)
Decrease in due to related parties	13	(37,941)	(11,534)

Net cash (used in)/provided by operating activities		$(39,054)	$5,247

Investing Activities Due from related parties		(4,531)	(31,225)

Net cash used in investing activities		$(4,531)	$(31,225)

Financing Activities
Proceeds from issuance of 2021 Notes, net of deferred financing costs	10	332,883	—
Repayment of 2017 Notes	10	(354,693)	—
Owner’s net investment		69,771	30,592

Net cash provided by financing activities		$47,961	$30,592

Net increase in cash and cash equivalents		4,376	4,614
Cash and cash equivalents, beginning of year		4,776	162

Cash and cash equivalents, end of year		$9,152	$4,776

Supplemental disclosures of cash flow information
Cash interest paid		$31,695	$30,592
Non-cash financing activities
Non-cash contributions by owners		$—	$232

See notes to combined financial statements.

NAVIOS MARITIME MIDSTREAM PARTNERS PREDECESSOR

COMBINED STATEMENTS OF OWNER’S NET INVESTMENT

(Expressed in thousands of U.S. Dollars)

	Notes	Owner’s Net Investment

Balance-December 31, 2011		$19,135

Net transactions with owners	16	30,824
Net loss for the year		(6,373)

Balance-December 31, 2012		43,586

Net transactions with owners	16	69,771
Net loss for the year		(28,645)

Balance-December 31, 2013		$84,712

See notes to combined financial statements.

NAVIOS MARITIME MIDSTREAM PARTNERS PREDECESSOR

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars)

NOTE 1: DESCRIPTION OF BUSINESS

Navios Maritime Midstream Partners (the “Partnership”), will be formed for the purpose of acquiring the shares of four wholly-owned subsidiaries of Navios Maritime Acquisition Corporation (“Navios Acquisition”), each of which owns a VLCC tanker vessel. The shares of the four wholly-owned subsidiaries of Navios Acquisition will be transferred to the Partnership upon the execution of a successful initial public offering. These accompanying predecessor combined financial statements present the assets, liabilities, revenues, expenses and cash flows of the vessel owning entities on a combined basis as of December 31, 2013 and 2012 and for the two years ended at December 31, 2013, as these entities are currently under common control. The vessel owning entities combined in these financial statements shall hereafter be referred to as the “Group”.

Parent Net Investment of the Group represents the sum of the underlying invested equity in the entities listed below and does not represent shares in a single standalone business. The Group has no items of other comprehensive income in any period.

The Group’s principal activity is the ownership and operation of a fleet of modern crude oil carriers providing world-wide marine transportation services. The Group’s strategy is to charter its vessels to international oil companies, refiners and large vessel operators under long, medium and short-term charters. The Group is committed to providing quality transportation services and developing and maintaining long-term relationships with its customers. The operations are managed by Navios Maritime Holdings Inc. (“Navios Holdings”) a related party of the Group (refer to the Note 13, Transactions with Related Parties) from its head offices in Monte Carlo, Monaco.

As at December 31, 2013 and 2012, the Group owned 4 VLCC tanker vessels.

The Group consists of the combination of the following entities:

		Country of incorporation	Statement of Operations
Company name	Vessel name		2013	2012
Shinyo Kannika Limited	Shinyo Kannika	Hong Kong	1/1—12/31	1/1—12/31
Shinyo Ocean Limited	Shinyo Ocean	Hong Kong	1/1—12/31	1/1—12/31
Shinyo Saowalak Limited	Shinyo Saowalak	British Virgin Is.	1/1—12/31	1/1—12/31
Shinyo Kieran Limited	Shinyo Kieran	British Virgin Is.	1/1—12/31	1/1—12/31

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The principal accounting policies applied in the preparation of these combined financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a) Principles of Combination: The accompanying predecessor combined financial statements include the accounts of all of the entities comprising the Group (see Note 1). All of these companies are combined on the basis of common control.

The combined financial statements of the Group have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Revenue and profits arising from transactions between companies included in these combined financial statements have been eliminated and accordingly, all amounts relate to external transactions only. Any inter-company balances and transactions among combined entities have been eliminated.

NAVIOS MARITIME MIDSTREAM PARTNERS PREDECESSOR

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars)

The predecessor combined financial statements include the assets, liabilities, revenues, expenses and cash flows directly attributable to the vessel-owning legal entities, except for the loans, interest expense, deferred financing fees and the related amortization, which have been allocated to the Group on the following basis:

•	Loans and related interest expense: The vessels included in the predecessor combined financial statements are financed through Ship Mortgaged Notes issued by Navios Maritime Acquisition Corporation. (See Note 10). The Group’s vessels are used as collateral for such Ship Mortgaged Notes. For the purposes of the predecessor combined financial statements, the Ship Mortgaged Notes and related interest expense and loss on extinguishment of 2017 Notes have been allocated to the mortgaged vessels with reference to their relative fair value at the issuance of the relevant notes.

•	Deferred financing fees and related amortization: As noted above, the Ship Mortgaged Notes have been have been allocated to the mortgaged vessels with reference to their relative fair value at the issuance of the relevant notes. For the purposes of the predecessor combined financial statements, the deferred financing fees and the related amortization expense have been allocated to the mortgaged vessels with reference to their relative fair value at the issuance of the relevant notes.

(b) Use of estimates: The preparation of predecessor combined financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to future drydock dates, the selection of useful lives and residual values for tangible assets and vessels’ fair value upon initial recognition, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivables, provisions for legal disputes and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

Additionally, the predecessor combined financial statements include allocations for certain expenses not included in the accounts of the Group. The Group considers that such allocations have been made on a reasonable basis, but are not necessarily indicative of the costs that would have been incurred if the Group was an independently publicly listed entity during the periods presented, as the Partnership will incur additional administrative expenses normally incurred by a listed public entity. Accordingly, the predecessor combined financial statements do not purport to be indicative of the future financial position, results of operations or cash flows of the Partnership. Based on Management’s estimate, the costs that would have been incurred if the Group had operated as an unaffiliated entity, would amount to approximately $2.0 million per year. Such costs have been calculated based on the actual general and administrative expenses of Navios Acquisition for the year ended December 31, 2013. These general and administrative expenses have been adjusted to reflect the proportion of such expenses that would be required for the Group to operate as a stand-alone entity, based on the volume of its operations compared to Navios Acquisition. Such expenses were also adjusted to reflect certain costs that would be borne by the Group, irrespective of the volume of its operations (which include expenses such as legal and audit fees, directors’ compensation and directors’ and officers’ liability insurance costs).

(c) Cash and Cash equivalents: Cash and cash equivalents consist of deposits held on call with banks, with maturities of three months or less.

(d) Accounts Receivable, net: The amount shown as accounts receivable, net at each balance sheet date includes receivables from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts. At

NAVIOS MARITIME MIDSTREAM PARTNERS PREDECESSOR

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars)

each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. No provision for doubtful accounts was required for any of the periods presented

(e) Vessels, net: Vessels are stated at historical cost, which consists of the contract price, delivery and acquisition expenses and capitalized interest costs while under construction. Vessels acquired in a business combination are recorded at fair value. Vessels acquired in an asset acquisition are measured at cost (including transaction costs). Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Expenditures for routine maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight line method over the useful life of the vessels, after considering the estimated residual value. Management estimates the residual values of our tanker vessels based on a scrap value cost of steel times the weight of the ship noted in lightweight ton (LWT). Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revisions of residual values affect the depreciable amount of the vessels and affects depreciation expense in the period of the revision and future periods. Up to December 31, 2012, management estimated the residual values of its vessels based on a scrap rate of $285 per LWT. Effective January 1, 2013, following management’s reassessment after considering current market trends for scrap rates and ten-year average historical scrap rates of the residual values of the Group’s vessels, the estimated scrape value per LWT was increased to $360 per LWT. This change reduced depreciation expense by $708 for the year ended December 31, 2013. Management estimates the useful life of our vessels to be 25 years from the vessel’s original construction. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective.

(f) Impairment of long-lived assets: Vessels, other fixed assets and other long lived assets held and used by the Group are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. The Group’s management evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events or changes in circumstances have occurred that would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, certain indicators of potential impairment, are reviewed such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions.

Undiscounted projected net operating cash flows are determined for each asset group (consisting of the individual vessel and the intangible with respect to the time charter agreement to that vessel if applicable) and compared to the vessel carrying value and related carrying value of the intangible with respect to the time charter agreement attached to that vessel. Within the shipping industry, vessels are often bought and sold with a charter attached. The value of the charter may be favorable or unfavorable when comparing the charter rate to then current market rates. The loss recognized either on impairment (or on disposition) will reflect the excess of carrying value over fair value (selling price) for the vessel individual asset group.

During the fourth quarter of fiscal 2013, management concluded that events occurred and circumstances had changed, which indicated the potential impairment of the Group’s long-lived assets may exist. These indicators included continued volatility in the charter market and the related impact of the current tanker sector has on management’s expectation for future revenues. As a result, an impairment assessment of long-lived assets or identified asset groups was performed.

NAVIOS MARITIME MIDSTREAM PARTNERS PREDECESSOR

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars)

The Group determined undiscounted projected net operating cash flows for each vessel and compared it to the vessel’s carrying value together with the carrying value of the related intangible. The significant factors and assumptions used in the undiscounted projected net operating cash flow analysis included: determining the projected net operating cash flows by considering the charter revenues from existing time charters for the fixed fleet days (Group’s remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on the 10-year average historical one year time charter rates) over the remaining economic life of each vessel, net of brokerage and address commissions, excluding days of scheduled off-hires, management fees fixed until May 2014 and thereafter assuming an annual increase of 3.0% and utilization rate of 98.6% based on the fleets historical performance.

The assessment concluded that step two of the impairment analysis was not required and no impairment of vessels and related intangible assets existed as of December 31, 2013, as the undiscounted projected net operating cash flows exceeded the carrying value.

In the event that impairment would occur, the fair value of the related asset would be determined and a charge would be recorded to operations calculated by comparing the asset’s carrying value to its fair value. Fair value is estimated by management with the assistance of independent third-party valuations performed on an individual vessel basis.

Although management believes the underlying assumptions supporting this assessment are reasonable, if charter rate trends and the length of the current market downturn vary significantly from our forecasts, management may be required to perform step two of the impairment analysis in the future that could expose the Group to material impairment charges in the future.

No impairment loss was recognized for any of the periods presented.

(g) Deferred Financing Costs: Deferred financing costs include fees, commissions and legal expenses associated with obtaining or modifying loan facilities. Navios Acquisition amortizes these costs over the life of the related debt using the effective interest rate method, and are included in interest expense. For the purpose of these predecessor combined financial statements, such amortization has been allocated to the Group based on the relative fair value of the vessels. Amortization of deferred financing cost for each of the years ended December 31, 2013 and 2012 were $1,277 and $1,277, respectively. The write-off of deferred financing costs for the years ended December 31, 2013 and 2012 were $6,693 and $nil, respectively.

(h) Intangibles assets: The Group’s intangible assets consist of favorable lease terms. When intangible assets (or liabilities) associated with the acquisition of a vessel are identified, they are recorded at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where charter rates are higher than market charter rates, an asset is recorded, being the difference between the acquired charter rate and the market charter rate for an equivalent vessel. Where charter rates are less than market charter rates, a liability is recorded, being the difference between the assumed charter rate and the market charter rate for an equivalent vessel. The determination of the fair value of acquired assets and assumed liabilities requires management to make significant assumptions and estimates of many variables including market charter rates, expected future charter rates, the level of utilization of its vessels and its weighted average cost of capital. The use of different assumptions could result in a material change in the fair value of these items, which could have a material impact on the Group’s financial position and results of operations.

The amortizable value of favorable leases is amortized over the remaining life of the lease term and the amortization expense is included in the statement of operations in the depreciation and amortization line item.

NAVIOS MARITIME MIDSTREAM PARTNERS PREDECESSOR

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars)

The amortizable value of favorable leases would be considered impaired if their fair market values could not be recovered from the future undiscounted cash flows associated with the asset.

Management, after considering various indicators performed impairment tests on asset groups which included intangible assets as described in paragraph (f) above. No impairment loss was recognized for any of the periods presented.

(i) Deferred Drydock and Special Survey Costs: The Group’s vessels are subject to regularly scheduled drydocking and special surveys which are carried out every 30 or 60 months to coincide with the renewal of the related certificates issued by the classification societies, unless a further extension is obtained in rare cases and under certain conditions. The costs of drydocking and special surveys is deferred and amortized over the above periods or to the next drydocking or special survey date if such has been determined. Unamortized drydocking or special survey costs of vessels sold are written-off to the combined statement of operations in the year the vessel is sold.

Costs capitalized as part of the drydocking or special survey consist principally of the actual costs incurred at the yard, spare parts, paints, lubricants and services incurred solely during the drydocking or special survey period. For each of the years ended December 31, 2013 and 2012 the amortization expense was $1,919 and $1,898, respectively. Accumulated amortization as of December 31, 2013 and 2012 amounted to $4,451 and $2,532, respectively.

(j) Foreign currency translation: The Group’s functional and reporting currency is the U.S. dollar. The Group engages in worldwide commerce with a variety of entities. Although, its operations may expose it to certain levels of foreign currency risk, its transactions are predominantly U.S. dollar denominated. Additionally, the Group transacted a nominal amount of its operations in Euros; however, all of the Group’s primary cash flows are U.S. dollar-denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the statement of operations.

(k) Provisions: The Group, in the ordinary course of its business, is subject to various claims, suits and complaints. Management, in consultation with internal and external advisors, will provide for a contingent loss in the financial statements if the contingency had been incurred at the date of the financial statements and the amount of the loss was probable and can be reasonably estimated. If the Group has determined that the reasonable estimate of the loss is a range and there is no best estimate within the range, the Group will provide the lower amount of the range. The Group, through the Management Agreement with the Manager, participates in Protection and Indemnity (P&I) insurance coverage plans provided by mutual insurance societies known as P&I clubs. Services such as the ones described above are provided by the Manager under the management agreement dated May 28, 2010, and included as part of the daily fee of $10.0 per owned VLCC vessel.

(l) Segment Reporting: The Group reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers. The Group does not use discrete financial information to evaluate operating results for each type of charter. Management does not identify expenses, profitability or other financial information by charter type. As a result, management reviews operating results solely by revenue per day and operating results of the fleet and thus the Group has determined that it operates under one reportable segment.

(m) Insurance claims: Insurance claims at each balance sheet date consist of claims submitted and/or claims in the process of compilation or submission (claims pending against vessels’ insurance underwriters). They are

NAVIOS MARITIME MIDSTREAM PARTNERS PREDECESSOR

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars)

recorded on the accrual basis and represent the claimable expenses, net of applicable deductibles, incurred through December 31 of each reported period, which are expected to be recovered from insurance companies. Any remaining costs to complete the claims are included in accrued liabilities. The classification of insurance claims into current and non-current assets is based on management’s expectations as to their collection dates.

(n) Revenue and Expense Recognition:

Revenue Recognition: Revenue is recorded when (i) services are rendered, (ii) the Group has signed charter agreement or other evidence of an arrangement, (iii) the price is fixed or determinable (iv) and collection is reasonably assured. Revenue is generated from the time charter of vessels.

Revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight-line basis as the average revenue over the rental periods of such charter agreements, as service is performed. A time charter involves placing a vessel at the charterers’ disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Under time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel.

Profit-sharing revenues are calculated at an agreed percentage of the excess of the charterer’s average daily income (calculated on a quarterly or half-yearly basis) over an agreed amount and accounted for on an accrual basis based on provisional amounts and for those contracts that provisional accruals cannot be made due to the nature of the profit share elements, these are accounted for on the actual cash settlement.

Revenues are recorded net of address commissions. Address commissions represent a discount provided directly to the charterers based on a fixed percentage of the agreed upon charter. Since address commissions represent a discount (sales incentive) on services rendered by the Group and no identifiable benefit is received in exchange for the consideration provided to the charterer, these commissions are presented as a reduction of revenue.

Time Charter Expenses: Time charter expenses comprise all expenses related to each particular voyage, including bunkers, port charges, canal tolls, cargo handling, agency fees and brokerage commissions. Time charter expenses are recognized as incurred.

Direct Vessel Expense: Direct vessel expenses are provided to the Group by the Manager through the management agreement discussed in the paragraph below. Direct vessel expenses consist of all expenses relating to the operation of vessels, including crewing, repairs and maintenance, insurance, stores and lubricants and miscellaneous expenses such as communications and amortization of drydock and special survey costs.

Management fees: Pursuant to a Management Agreement dated May 28, 2010, the Manager provides, for five years from the inception of the agreement, commercial and technical management services to the Group’s vessels for a daily fee of $10.0 per owned VLCC vessel for the first two years. On May 4, 2012, the Group amended its existing Management Agreement with the Manager, to fix the fees for ship management services of its owned fleet at current rates for two additional years, through May 28, 2014. This daily fee covers all of the vessels’ operating expenses, other than certain extraordinary fees and costs. During the remaining one year of the term of the Management Agreement, the Group expects it will reimburse Navios Holdings for all of the actual operating costs and expenses it incurs in connection with the management of its fleet. Actual operating costs and expenses will be determined in a manner consistent with how the initial fixed fees were determined. Drydocking and special survey expenses will be reimbursed at cost.

Commencing as of March 30, 2012, the Group can, upon request to the Manager, partially or fully defer the reimbursement of drydocking and other extraordinary fees and expenses under the Agreement to a later date, but

NAVIOS MARITIME MIDSTREAM PARTNERS PREDECESSOR

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars)

not later than January 5, 2015, and if reimbursed on a later date, such amounts will bear interest at a rate of 1% per annum over LIBOR. Commencing as of September 28, 2012, the Group could, upon request, reimburse the Manager partially or fully, for any fixed management fees outstanding for a period of not more than nine months under the Agreement at a later date, but not later than December 31, 2014, and if reimbursed on a later date, such amounts will bear interest at a rate of 1% per annum over LIBOR.

General and administrative expenses: On May 28, 2010, Navios Acquisition entered into an administrative services agreement with Navios Holdings, expiring on May 28, 2015, pursuant to which a subsidiary of Navios Holdings provides certain administrative management services to the Group which include: rent, bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services.

Deferred Revenue: Deferred revenue primarily relates to cash received from charterers prior to it being earned. These amounts are recognized as revenue over the charter period.

(o) Financial Instruments: Financial instruments carried on the balance sheet include trade receivables and payables, other receivables and other liabilities and long-term debt. The particular recognition methods applicable to each class of financial instrument are disclosed in the applicable significant policy description of each item, or included below as applicable.

Financial risk management: The Group’s activities expose it to a variety of financial risks including fluctuations in future freight rates, time charter hire rates, and fuel prices, credit and interest rate risk. Risk management is carried out under policies approved by executive management. Guidelines are established for overall risk management, as well as specific areas of operations.

Credit risk: The Group closely monitors its exposure to customers and counterparties for credit risk. The Group has entered into the Management Agreement with the Manager, pursuant to which the Manager agreed to provide commercial and technical management services to the Group. When negotiating on behalf of the Group various employment contracts, the Manager has policies in place to ensure that it trades with customers and counterparties with an appropriate credit history.

For the year ended December 31, 2013, the Group’s customers representing 10% or more of total revenue were Dalian Ocean Shipping Co and Formosa Petrochemical Corporation, which accounted for 77.9% and 22.1%, respectively. For the year ended December 31, 2012, the Group’s customers representing 10% or more of total revenue were Dalian Ocean Shipping Co., and Formosa Petrochemical Corporation, which accounted for 78.0% and 22.0%, respectively.

Foreign exchange risk: Foreign currency transactions are translated into the measurement currency rates prevailing at the dates of transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the combined statement of operations.

Recent Accounting Pronouncements

In March 2013, the FASB issued ASU 2013-4, “Obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date.” The update provides requirements for the recognition, measurement and disclosure of an entity’s reasonable expectation of its

NAVIOS MARITIME MIDSTREAM PARTNERS PREDECESSOR

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars)

obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date. This guidance requires an entity to disclose the nature and amount of any such obligation, as well as other information about the obligation. The Group is currently reviewing the effect of ASU No. 2013-4 which will be effective for the Group beginning in the first quarter of its 2014 fiscal year and should be applied prospectively.

The FASB issued ASU 2014-09 “Revenue from Contracts with Customers” clarifying the method used to determine the timing and requirements for revenue recognition on the statements of income. Under the new standard, an entity must identify the performance obligations in a contract, the transaction price and allocate the price to specific performance obligations to recognize the revenue when the obligation is completed. The amendments in this update also require disclosure of sufficient information to allow users to understand the nature, amount, timing and uncertainty of revenue and cash flow arising from contracts. The new accounting guidance is effective for interim and annual periods beginning after December 15, 2016. Early adoption is not permitted. The Group is currently reviewing the effect of ASU No. 2014-09 on our revenue recognition.

NOTE 3: CASH AND CASH EQUIVALENTS

Cash and cash equivalents consisted of the following:

	December 31, 2013	December 31, 2012
Cash at banks	$9,152	$4,776

Total cash and cash equivalents	$9,152	$4,776

The bank accounts are legally owned by the entities referenced in Note 1.

Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. The Group does maintain cash deposits and equivalents in excess of government-provided insurance limits. The Group also minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

NOTE 4: ACCOUNTS RECEIVABLE, NET

Accounts receivable consist of the following:

	December 31, 2013	December 31, 2012
Accounts receivable	$817	$641
Less: Provision for doubtful accounts	—	—

Accounts receivable, net	$817	$641

Financial instruments that potentially subject the Group to concentrations of credit risk are accounts receivable. The Group does not believe its exposure to credit risk is likely to have a material adverse effect on its financial position, results of operations or cash flows.

NAVIOS MARITIME MIDSTREAM PARTNERS PREDECESSOR

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars)

NOTE 5: VESSELS, NET

	Cost	Accumulated Depreciation	Net Book Value
Balance at December 31, 2011	$387,545	$(18,178)	$369,367
Additions	232	(16,925)	(16,693)
Balance at December 31, 2012	$387,777	$(35,103)	$352,674
Additions	—	(16,222)	(16,222)

Balance at December 31, 2013	$387,777	$(51,325)	$336,452

NOTE 6: DEFERRED FINANCE COSTS

Deferred finance costs consisted of the following:

Financing Costs
Balance at December 31, 2011	$9,153
Amortization	(1,277)

Balance at December 31, 2012	$7,876
Additions	8,151
Amortization	(1,277)
Deferred charges written-off	(6,693)

Balance at December 31, 2013	$8,057

In 2013, an amount of $6,693 of deferred financing costs was written-off in relation to the $505,000 bond (see Note 10, Borrowings). In addition, the amortization income of the bond premium was $343 for 2013 and $434 for 2012.

NOTE 7: INTANGIBLE ASSETS

Intangible assets as of December 31, 2013 and December 31, 2012 consisted of the following:

Favorable lease terms	Cost	Accumulated Amortization	Net Book Value
Balance at December 31, 2011	$44,877	$(3,283)	$41,594
Additions	—	(3,286)	(3,286)

Balance at December 31, 2012	44,877	(6,569)	38,308

Additions	—	(3,286)	(3,286)

Balance at December 31, 2013	$44,877	$(9,855)	$35,022

NAVIOS MARITIME MIDSTREAM PARTNERS PREDECESSOR

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars)

Amortization expense of favorable lease terms for the years ended December 31, 2013 and 2012, is presented in the following table:

	December 31, 2013	December 31, 2012
Favorable lease terms charter-out	(3,286)	(3,286)

Total	$(3,286)	$(3,286)

The aggregate amortizations of acquired intangibles will be as follows:

Description	Within One Year	Year Two	Year Three	Year Four	Year Five	Thereafter	Total
Favorable lease terms	$(3,286)	$(3,286)	$(3,286)	$(2,846)	$(2,811)	$(19,507)	$(35,022)

Total	$(3,286)	$(3,286)	$(3,286)	$(2,846)	$(2,811)	$(19,507)	$(35,022)

Intangible assets subject to amortization are amortized using the straight line method over their estimated useful lives to their estimated residual value of zero. Intangible assets are amortized over the contract periods, which range from 6.34 to 15.00 years.

NOTE 8: ACCOUNTS PAYABLE

Accounts payable as of December 31, 2013 and 2012 consisted of the following:

	December 31, 2013	December 31, 2012
Creditors	$100	$100
Brokers	271	330

Total accounts payable	$371	$430

NOTE 9: ACCRUED EXPENSES

Accrued expenses as of December 31, 2013 and December 31, 2012 consisted of the following:

	December 31, 2013	December 31, 2012
Accrued voyage expenses	$186	$131

Total accrued expenses	$186	$131

NAVIOS MARITIME MIDSTREAM PARTNERS PREDECESSOR

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars)

NOTE 10: LONG-TERM DEBT

Long-term debt consists of the following:

	December 31, 2013	December 31, 2012
Ship Mortgage Notes $505,000	—	354,693
Ship Mortgage Notes $610,000	341,034	—

Total borrowings	341,034	354,693
Add: bond premium ($505,000 Notes)	—	1,594

Total long-term borrowings	$341,034	$356,287

Ship Mortgage Notes:

As explained in Note 1, for the purpose of the preparation of these predecessor combined financial statements, long-term debt has been allocated based on a relative fair value basis at the issuance of the relevant Notes. The vessels included in these predecessor combined financial statements have been financed through and provide full and unconditional guarantees to the Ship Mortgage Notes issued by Navios Acquisition.

In October 2010, Navios Acquisition issued a total of $400,000 in senior notes at a fixed rate of 8.625% due on November 1, 2017 (the “2017 Notes” or “Ship Mortgage Notes”). The vessels Shinyo Kannika, Shinyo Ocean and Shinyo Saowalak provided full and unconditional guarantees and were used as collateral for the 2017 Notes.

In May 2011, Navios Acquisition completed the Add-On of $105,000 to the 2017 Notes. The full proceeds from this Add-on were used by and allocated to the vessel Shinyo Kieran which also provided a full and unconditional guarantee.

In November, 2013, Navios Acquisition completed sale of a total of $610,000 of 8.125% Senior Notes due 2021 (the “2021 Notes” or “Ship Mortgage Notes”). The 2021 Notes are unregistered. The 2017 Notes were fully extinguished and the Group’s four vessels became full and unconditional guarantees and collateral for the 2021 Notes. As of the date of the issuance of the 2021 Notes, the Group’s vessels were allocated their new relative fair value of the 2021 Notes.

As a result of the extinguishment of the 2017 Notes, the Group’s vessels recognized a $23,188 loss in the consolidated statements of operations under “Loss on bond extinguishment”, which comprises a $6,693 loss relating to the write off of unamortized deferred finance costs, a gain of $1,250 relating to the write off of unamortized bond premium and a $17,745 loss relating to cash payments for transaction fees and expenses in connection with the 2017 Notes extinguishment.

The loss on bond extinguishment was allocated based on the initial relative fair value of 2017 Notes allocated to the Group’s vessels. The 2021 Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of the properties and assets and creation or designation of restricted subsidiaries. Navios Acquisition was in compliance with the covenants as of December 31, 2013.

NAVIOS MARITIME MIDSTREAM PARTNERS PREDECESSOR

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars)

Guarantees:

The 2021 Notes are fully and unconditionally guaranteed on a joint and several basis by all of the subsidiaries of Navios Acquisition with the exception of Navios Acquisition Finance (a co-issuer of the ship mortgage notes). The guarantees of the Group that own mortgaged vessels are senior secured guarantees.

NOTE 11: FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents: The carrying amounts reported in the combined balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Accounts receivable, net: Carrying amounts are considered to approximate fair value due to the short-term nature of these accounts receivables and no significant changes in interest rates. All amounts that are assumed to be uncollectible are written off and/or reserved.

Accounts payable: The carrying amount of accounts payable reported in the balance sheet approximates its fair value due to the short-term nature of these accounts payable and no significant changes in interest rates.

Due from related parties, short term: The carrying amount of due from related parties, short term reported in the balance sheet approximates its fair value due to the short-term nature of these accounts receivable and no significant changes in interest rates.

Due to related parties, short term: The carrying amount of due to related parties, short term reported in the balance sheet approximates its fair value due to the short-term nature of these accounts payable and no significant changes in interest rates.

Long-term debt: The fair value of the Ship Mortgage Notes, which has a fixed rate, was determined based on quoted market prices, as indicated in the table below.

Due to related parties, long term: The carrying amount of the floating rate payable approximates its fair value.

The fair value hierarchy is explained as follows:

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable. The Group did not use any Level 3 inputs as of December 31, 2013 or 2012.

	December 31, 2013		December 31, 2012
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$9,152	$9,152	$4,776	$4,776
Accounts receivable	$817	$817	$641	$641
Due from related parties, short term	$35,756	$35,756	$31,225	$31,225
Accounts payable	$371	$371	$430	$430
Due to related parties, short term	$472	$472	$13,613	$13,613
Long-term debt	$341,034	$348,281	$356,287	$338,733
Due to related parties, long term	$—	$—	$24,800	$24,800

NAVIOS MARITIME MIDSTREAM PARTNERS PREDECESSOR

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars)

Fair Value Measurements

The estimated fair value of our financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows:

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable. The Group did not use any Level 3 inputs as of December 31, 2013 or 2012.

Fair Value Measurements at December 31, 2013 Using
	Total	Level I	Level II	Level III
Cash and cash equivalents	$9,152	$9,152	$—	$—
Long-term debt	$348,281	$348,281	$—	$—

Fair Value Measurements at December 31, 2012 Using
	Total	Level I	Level II	Level III
Cash and cash equivalents	$4,776	$4,776	$—	$—
Long-term debt	$338,733	$338,733	$—	$—

NOTE 12: LEASES

Chartered-out:

The future minimum contractual lease income (charter-out rates is presented net of commissions), for which a charter party has been concluded, is as follows:

Amount
2014	$63,047
2015	63,047
2016	63,220
2017	37,361
2018	35,152
Thereafter	244,280

Total minimum lease revenue, net of commissions	$506,107

NOTE 13: TRANSACTIONS WITH RELATED PARTIES

Management fees: Pursuant to a Management Agreement dated May 28, 2010, Navios Tankers Management Inc. (the “Manager”), a subsidiary of Navios Holdings, provides for five years from the inception of the agreement, commercial and technical management services to Navios Acquisition’s vessels for a daily fee of $10 per VLCC tanker vessel for the first two years. On May 4, 2012, Navios Acquisition amended its existing Management Agreement with the Manager, to fix the fees for ship management services of its owned fleet at current rates for two additional years, through May 28, 2014. This daily fee covers all of the vessels’ operating

NAVIOS MARITIME MIDSTREAM PARTNERS PREDECESSOR

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars)

expenses, other than certain fees and costs. During the remaining one year of the term of the Management Agreement, Navios Acquisition expects it will reimburse Navios Holdings for all of the actual operating costs and expenses it incurs in connection with the management of its fleet. Actual operating costs and expenses will be determined in a manner consistent with how the initial fixed fees were determined. Drydocking and special survey expenses will be reimbursed at cost for VLCC vessels. Total management fees for each of the year ended December 31, 2013 and 2012 amounted to $14,600 and $14,640, respectively.

Commencing as of March 30, 2012, Navios Acquisition may, upon request to the Manager, partially or fully defer the reimbursement of drydocking and other extraordinary fees and expenses under the Agreement to a later date, but not later than January 5, 2015, and if reimbursed on a later date, such amounts will bear interest at a rate of 1% per annum over LIBOR. Commencing as of September 28, 2012, Navios Acquisition could, upon request, reimburse the Manager partially or fully, for any fixed management fees outstanding for a period of not more than nine months under the Agreement at a later date, but not later than December 31, 2014, and if reimbursed on a later date, such amounts will bear interest at a rate of 1% per annum over LIBOR. As of December 31, 2013 and 2012, the Group’s long-term payable due to the Manager was $nil and $24,800, respectively as a result of this deferral.

General and administrative expenses: On May 28, 2010, Navios Acquisition entered into an administrative services agreement with the Manager, expiring on May 28, 2015, pursuant to which a subsidiary of Navios Holdings provides certain administrative management services to Navios Acquisition which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. The Manager is reimbursed for reasonable costs and expenses which is based on a rate per day per vessel. For the years ended December 31, 2013 and 2012, the expense arising from the administrative services rendered by the Manager to the Group’s vessels amounted to $526 and $526, respectively.

Borrowings: As described in Note 10, Navios Acquisition is the borrower under the bond for the financing of the acquisition of the Group’s vessels. However, the loan is secured by first preferred mortgages over the Group’s vessels, general assignment of earning and charter agreements, insurance policies and pledge of shares.

Balances due from/ to related parties, short and long term: Balances due to/ from related parties relate to amounts due to/from both Navios Acquisition and its subsidiaries, as well as, our Manager—Navios Maritime Holdings.

Amounts due to Navios Maritime Holdings as of December 31, 2013 and 2012 were $472 and $38,413, respectively, which represents the current and long-term accounts payable to Navios Maritime Holdings. The balance mainly consisted of management fees, administrative fees, dry docking costs and other operating expenses. There were no amounts due from Navios Maritime Holdings as of December 31, 2013 and 2012.

Amounts due from Navios Maritime Acquisition as of December 31, 2013 and 2012 were $35,756 and $31,225, respectively. The balance relates to cash retained by Navios Maritime Acquisition, which was used for working capital purposes related to the Group’s vessels.

NOTE 14: COMMITMENTS AND CONTINGENCIES

The Group is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where the Group believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at

NAVIOS MARITIME MIDSTREAM PARTNERS PREDECESSOR

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars)

the date of the financial statements were prepared. In the opinion of the management, the ultimate disposition of these matters individually and in aggregate will not materially affect the Group’s financial position, results of operations or liquidity.

NOTE 15: SEGMENT INFORMATION

The Group reports financial information and evaluates its operations by charter revenues. The Group does not use discrete financial information to evaluate operating results for each type of charter. As a result, management reviews operating results solely by revenue per day and operating results of the fleet and thus the Group has determined that it operates under one reportable segment.

The following table sets out operating revenue by geographic region for the Group’s reportable segment. Revenue is allocated on the basis of the geographic region in which the customer is located. Revenues from specific geographic region which contribute over 10% of total revenue are disclosed separately.

Vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries.

	Year Ended December 31, 2013	Year Ended December 31, 2012
Asia	$63,659	$64,059

NOTE 16: OWNERS’ NET INVESTMENT

Owners’ Net Investment primarily consists of transactions related to (i) payments made by Navios Acquisition on behalf of the Group for additions to vessels, and (ii) the issuance of bonds, repayments of bonds and interest payments on behalf of the Group.

NOTE 17: INCOME TAXES

British Virgin Islands, and Hong Kong, do not impose a tax on international shipping income. Under the laws of British Virgin Islands, and Hong Kong, of the companies’ incorporation and vessels’ registration, the companies are subject to registration and tonnage taxes which have been included in the daily management fee.

As of January 1, 2013, foreign flagged vessels that are managed by Greek or foreign ship management companies in Greece are subject to duties towards the Greek state which are calculated on the basis of the relevant vessels’ tonnage. The payment of such duties exhausts the tax liability of the exhausts the tax liability of the foreign ship owning company and the relevant manager against any tax, duty, charge or contribution payable on income from the exploitation of the foreign flagged vessel.

Pursuant to Section 883 of the Internal Revenue Code of the United States (the “Code”), U.S. source income from the international operation of ships is generally exempt from U.S. income tax if the company operating the ships meets certain incorporation and ownership requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country, which grants an equivalent exemption from income taxes to U.S. corporations. All the Groups’ vessel-owning subsidiaries satisfy these initial criteria. In addition, these companies must meet an ownership test. The management of the Group believes that this ownership test is satisfied prior to the IPO by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company. Although not free from doubt,

NAVIOS MARITIME MIDSTREAM PARTNERS PREDECESSOR

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars)

Management also believes that the ownership test will be satisfied based on the trading volume and public ownership of the Partnership’s units following the IPO, but no assurance can be given that this will remain so in the future.

NOTE 18: SUBSEQUENT EVENTS

The Group has evaluated transactions for consideration as subsequent events through March 14, 2014, which is the date when statements were issued by Navios Acquisition. Additionally, the Group has evaluated transactions that occurred before the issuance of these predecessor combined financial statements on August 20, 2014 for purposes of disclosure of unrecognized subsequent events.

In May 2014, Navios Acquisition extended the duration of its existing Management Agreement with Navios Holdings, until May 2020 and reduced the rate by 5% from $10.0 to $9.5 daily rate per VLCC vessel.

In May 2014, Navios Acquisition extended the duration of its existing Administrative Services Agreement with Navios Holdings, until May 2020 pursuant to its existing terms.

NOTE 19: PRO FORMA LOSS PER UNIT (UNAUDITED)

The Partnership has included a pro forma computation of basic and diluted loss per common unit reflecting 1,242,692 common units, expected to be issued to Navios Acquisition in partial payment for all of the outstanding shares of capital stock of four of Navios Acquisition’s vessel-owning subsidiaries, assuming that these units were all outstanding for the year ended December 31, 2013.

In addition, the Partnership has included a supplemental pro forma computation of basic and diluted loss per common unit that, in addition to the above common units, includes the number of common units that would need to be issued at the assumed offering price of $20.00 per unit in order to fund the $258.9 million of cash to be paid to Navios Acquisition (capped at the 8,100,000 common units being offered in this initial public offering) that represents a deemed distribution to Navios Acquisition in excess of the previous 12 months’ earnings. Because the Group generated a net loss for the year ended December 31, 2013, (i) a portion of the distribution is assumed to have been funded with the gross proceeds of the initial public offering ($162.0 million) and (ii) to the extent that there was insufficient proceeds from the initial public offering, the remainder ($96.9 million) is assumed to have been funded with the proceeds from a new debt facility. As a result, the numerator in the calculation of the supplemental pro forma basic and diluted loss per common unit also includes an adjustment for the incremental interest expense relating to the $96.9 million portion of the deemed dividend that exceeds the estimated gross proceeds from the initial public offering and the previous 12 months’ earnings.

NAVIOS MARITIME MIDSTREAM PARTNERS PREDECESSOR

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars)

The calculation of the pro forma basic and diluted loss per unit is set out below:

	For the year-ended December 31, 2013
	Pro Forma for Navios Acquisition Common Units Only	Adjustments		Pro Forma for Navios Acquisition Common Units and Distribution
Net loss	$(28,645)	$(3,140	)(a)	$(31,785)
Net loss attributable to common units	$(3,295)			$(15,575)
Weighted average number of common units outstanding (basic and diluted)	1,242,692	8,100,000	(b)	9,342,692
Net loss per common unit (basic and diluted)	$(2.65)			$(1.67)

(a) Calculation of incremental interest expense
Distribution in excess of gross proceeds from equity offering		$96,900
Last twelve months earnings		—

		$96,900

Incremental interest expense at 3.24% (rate of new debt facility)		$(3,140)

(b) Reflects the issuance of 8,100,000 common units in this offering

NAVIOS MARITIME MIDSTREAM PARTNERS PREDECESSOR

CONDENSED COMBINED BALANCE SHEETS

(Expressed in thousands of U.S. Dollars)

	Notes	September 30, 2014 (unaudited)	December 31, 2013	Pro Forma September 30, 2014 (Note 15) (unaudited)
ASSETS
Current assets
Cash and cash equivalents	3	$6,057	$9,152	$6,057
Accounts receivable, net		883	817	883
Prepaid expenses and other current assets		91	219	91
Due from related parties	9	74,662	35,756	74,662

Total current assets		81,693	45,944	81,693

Vessels, net	4	324,284	336,452	324,284
Deferred finance costs, net		7,503	8,057	7,503
Intangible assets	5	32,558	35,022	32,558
Deferred dry dock and special survey costs, net		2,244	3,238	2,244

Total non-current assets		366,589	382,769	366,589

Total assets (pledged for Navios Acquisition debt—Note 7)		$448,282	$428,713	$448,282

LIABILITIES AND OWNER’S NET INVESTMENT
Current liabilities
Accounts payable		$259	$371	$259
Accrued expenses	6	161	186	161
Due to related parties	9	839	472	839
Deferred revenue		1,938	1,938	1,938
Distribution payable to Navios Acquisition		—	—	258,900

Total current liabilities		3,197	2,967	262,097

Long-term debt	7	341,034	341,034	341,034

Total non-current liabilities		341,034	341,034	341,034

Total liabilities		$344,231	$344,001	603,131

Commitments and contingencies	10	—	—	—
Owner’s net investment	12	104,051	84,712	(154,849)

Total liabilities and owner’s net investment		$448,282	$428,713	$448,282

See unaudited condensed notes to condensed combined financial statements.

NAVIOS MARITIME MIDSTREAM PARTNERS PREDECESSOR

CONDENSED COMBINED STATEMENTS OF OPERATIONS

(Expressed in thousands of U.S. Dollars, except unit and per unit amounts)

	Notes	Nine month period ended September 30, 2014 (unaudited)	Nine month period ended September 30, 2013 (unaudited)
Revenue		$47,526	$47,610
Time charter expenses		(579)	(689)
Direct vessel expenses		(994)	(1,440)
Management fees (entirely through related party transactions)	9	(10,670)	(10,920)
General and administrative expenses	9	(756)	(597)
Depreciation and amortization	4,5	(14,632)	(14,632)
Interest expenses and finance cost	7	(21,343)	(23,731)
Other income/ (expense), net		5	(20)

Net loss		$(1,443)	$(4,419)

Pro forma loss per unit (unaudited)
Net loss per common unit attributable to Navios Acquisition (basic and diluted)	15	$(0.13)
Weighted average number of units outstanding
Navios Acquisition — Common units (basic and diluted)	15	1,242,692
Supplemental pro forma loss per unit (unaudited)
Net loss per common unit (basic and diluted)	15	$(0.20)
Weighted average number of units outstanding
Common units (basic and diluted)	15	9,342,692

See unaudited condensed notes to condensed combined financial statements.

NAVIOS MARITIME MIDSTREAM PARTNERS PREDECESSOR

CONDENSED COMBINED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. Dollars)

	Notes	Nine month period ended September 30, 2014 (unaudited)	Nine month period ended September 30, 2013 (unaudited)
Operating Activities
Net loss		$(1,443)	$(4,419)
Adjustments to reconcile net loss to net cash provided by/ (used in) operating activities:
Depreciation and amortization	4,5	14,632	14,632
Amortization of deferred finance fees		554	712
Amortization of dry dock and special survey costs		994	1,440
Changes in operating assets and liabilities:
Decrease in prepaid expenses and other current assets		128	4
Increase in accounts receivable		(66)	(784)
Decrease in accounts payable		(112)	(210)
Decrease in deferred revenue		—	(822)
Decrease in accrued expenses	6	(25)	(22)
Increase/ (decrease) in due to related parties	9	367	(38,262)

Net cash provided by/ (used in) operating activities		$15,029	$(27,731)

Investing Activities
Due from related parties		(38,906)	4,291

Net cash (used in)/ provided by investing activities		$(38,906)	$4,291

Financing Activities
Owner’s net investment		20,782	22,944

Net cash provided by financing activities		$20,782	$22,944

Net decrease in cash and cash equivalents		(3,095)	(496)
Cash and cash equivalents, beginning of the period		9,152	4,776

Cash and cash equivalents, end of the period		$6,057	$4,280

Supplemental disclosures of cash flow information
Cash interest paid		$14,008	$15,296

See unaudited condensed notes to condensed combined financial statements.

NAVIOS MARITIME MIDSTREAM PARTNERS PREDECESSOR

CONDENSED COMBINED STATEMENTS OF OWNER’S NET INVESTMENT

(Expressed in thousands of U.S. Dollars)

	Notes	Owner’s Net Investment
Balance-December 31, 2012		43,586
Net transactions with owners (unaudited)	12	22,944
Net loss for the period (unaudited)		(4,419)

Balance-September 30, 2013 (unaudited)		$62,111

Balance-December 31, 2013		84,712
Net transactions with owners (unaudited)	12	20,782
Net loss for the period (unaudited)		(1,443)

Balance-September 30, 2014 (unaudited)		$104,051

See unaudited condensed notes to condensed combined financial statements.

NAVIOS MARITIME MIDSTREAM PARTNERS PREDECESSOR

CONDENSED NOTES TO THE CONDENSED COMBINED FINANCIAL STATEMENTS (Unaudited)

(Expressed in thousands of U.S. Dollars)

NOTE 1: DESCRIPTION OF BUSINESS

Navios Maritime Midstream Partners (the “Partnership”), will be formed for the purpose of acquiring the shares of four wholly-owned subsidiaries of Navios Maritime Acquisition Corporation (“Navios Acquisition”), each of which owns a VLCC tanker vessel. The shares of the four wholly-owned subsidiaries of Navios Acquisition will be transferred to the Partnership upon the execution of an initial public offering. These accompanying predecessor condensed combined financial statements present the assets, liabilities, revenues, expenses and cash flows of the vessel owning entities on a condensed combined basis as of September 30, 2014 and December 31, 2013 and for the nine month periods ended September 30, 2014 and 2013, as these entities are currently under common control. The vessel owning entities combined in these financial statements shall hereafter be referred to as the “Group”.

Owners’ Net Investment of the Group represents the sum of the underlying invested equity in the entities listed below and does not represent shares in a single standalone business. The Group has no items of other comprehensive income in any period.

In the opinion of management, the accompanying condensed combined financial statements (unaudited) of the Group contain all adjustments necessary to state fairly, in all material respects, the Group’s condensed combined financial position as of September 30, 2014, the condensed combined results of operations for the nine months ended September 30, 2014 and 2013 and the condensed combined cash flows for the nine months ended September 30, 2014 and 2013. All such adjustments are deemed to be of a normal, recurring nature. These financial statements should be read in conjunction with the combined financial statements and related notes included in the Group’s annual financial statements for the years ended December 31, 2013 and 2012. The results of operations for the nine months ended September 30, 2014, are not necessarily indicative of the results to be expected for the full year.

The year-end condensed combined balance sheet data was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America.

The Group’s principal activity is the ownership and operation of a fleet of modern crude oil carriers providing world-wide marine transportation services. The Group’s strategy is to charter its vessels to international oil companies, refiners and large vessel operators under long, medium and short-term charters. The Group is committed to providing quality transportation services and developing and maintaining long-term relationships with its customers. The operations are managed by Navios Maritime Holdings Inc. (“Navios Holdings”) a related party of the Group (refer to the Note 9, Transactions with Related Parties) from its head offices in Monte Carlo, Monaco.

As at September 30, 2014 and December 31, 2013, the Group owned 4 VLCC tanker vessels.

The Group consists of the combination of the following entities:

		Country of incorporation	Statement of Operations
Company name	Vessel name		2014	2013
Shinyo Kannika Limited	Shinyo Kannika	Hong Kong	1/1—09/30	1/1—09/30
Shinyo Ocean Limited	Shinyo Ocean	Hong Kong	1/1—09/30	1/1—09/30
Shinyo Saowalak Limited	Shinyo Saowalak	British Virgin Is.	1/1—09/30	1/1—09/30
Shinyo Kieran Limited	Shinyo Kieran	British Virgin Is.	1/1—09/30	1/1—09/30

NAVIOS MARITIME MIDSTREAM PARTNERS PREDECESSOR

CONDENSED NOTES TO THE CONDENSED COMBINED FINANCIAL STATEMENTS (Unaudited)

(Expressed in thousands of U.S. Dollars)

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The principal accounting policies applied in the preparation of these combined financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a) Principles of Combination: The accompanying predecessor combined financial statements include the accounts of all of the entities comprising the Group (see Note 1). All of these companies are combined on the basis of common control.

The combined financial statements of the Group have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Revenue and profits arising from transactions between companies included in these combined financial statements have been eliminated and accordingly, all amounts relate to external transactions only. Any inter-company balances and transactions among combined entities have been eliminated.

The predecessor combined financial statements include the assets, liabilities, revenues, expenses and cash flows directly attributable to the vessel-owning legal entities, except for the loans, interest expense, deferred financing fees and the related amortization, which have been allocated to the Group on the following basis:

•	Loans and related interest expense: The vessels included in the predecessor combined financial statements are financed through Ship Mortgaged Notes issued by Navios Maritime Acquisition Corporation. (See Note 7). The Group’s vessels are used as collateral for such Ship Mortgaged Notes. For the purposes of the predecessor combined financial statements, the Ship Mortgaged Notes and related interest expense have been allocated to the mortgaged vessels with reference to their relative fair value at the issuance of the relevant notes.

•	Deferred financing fees and related amortization: As noted above, the Ship Mortgaged Notes have been allocated to the mortgaged vessels with reference to their relative fair value at the issuance of the relevant notes. For the purposes of the predecessor combined financial statements, the deferred financing fees and the related amortization expense have been allocated to the mortgaged vessels with reference to their relative fair value at the issuance of the relevant notes.

Recent Accounting Pronouncements

In March 2013, the FASB issued ASU 2013-4, “Obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date.” The update provides requirements for the recognition, measurement and disclosure of an entity’s reasonable expectation of its obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date. This guidance requires an entity to disclose the nature and amount of any such obligation, as well as other information about the obligation. The Group has reviewed the effect of ASU No. 2013-4 which was effective for the Group beginning in the first quarter of its 2014 fiscal year. The adoption of the new guidance did not have a significant impact on the Group’s combined financial statements.

The FASB issued ASU 2014-09 “Revenue from Contracts with Customers” clarifying the method used to determine the timing and requirements for revenue recognition on the statements of income. Under the new standard, an entity must identify the performance obligations in a contract, the transaction price and allocate the price to specific performance obligations to recognize the revenue when the obligation is completed. The amendments in this update also require disclosure of sufficient information to allow users to understand the nature, amount, timing and uncertainty of revenue and cash flow arising from contracts. The new accounting guidance is effective for interim and annual periods beginning after December 15, 2016. Early adoption is not permitted. The Group is currently reviewing the effect of ASU No. 2014-09 on our revenue recognition.

NAVIOS MARITIME MIDSTREAM PARTNERS PREDECESSOR

CONDENSED NOTES TO THE CONDENSED COMBINED FINANCIAL STATEMENTS (Unaudited)

(Expressed in thousands of U.S. Dollars)

NOTE 3: CASH AND CASH EQUIVALENTS

Cash and cash equivalents consisted of the following:

	September 30, 2014	December 31, 2013
Cash at banks	$6,057	$9,152

Total cash and cash equivalents	$6,057	$9,152

The bank accounts are legally owned by the entities referenced in Note 1.

Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. The Group does maintain cash deposits and equivalents in excess of government-provided insurance limits. The Group also seeks to reduce exposure to credit risk by dealing with a diversified group of major financial institutions.

NOTE 4: VESSELS, NET

	Cost	Accumulated Depreciation	Net Book Value
Balance at December 31, 2012	$387,777	$(35,103)	$352,674
Additions	—	(16,222)	(16,222)

Balance at December 31, 2013	$387,777	$(51,325)	$336,452
Additions	—	(12,168)	(12,168)

Balance at September 30, 2014	$387,777	$(63,493)	$324,284

Depreciation expense amounted to $12,168 for both the nine month periods ended September 30, 2014 and September 30, 2013.

NOTE 5: INTANGIBLE ASSETS

Intangible assets as of September 30, 2014 and December 31, 2013 consisted of the following:

Favorable lease terms	Cost	Accumulated Amortization	Net Book Value
Balance at December 31, 2012	$44,877	$(6,569)	$38,308
Additions	—	(3,286)	(3,286)

Balance at December 31, 2013	44,877	(9,855)	35,022
Additions	—	(2,464)	(2,464)

Balance at September 30, 2014	$44,877	$(12,319)	$32,558

Amortization expense of favorable lease terms for the nine month periods ended September 30, 2014 and September 30, 2013 is presented in the following table:

	September 30, 2014	September 30, 2013
Favorable lease terms	(2,464)	(2,464)

Total	$(2,464)	$(2,464)

NAVIOS MARITIME MIDSTREAM PARTNERS PREDECESSOR

CONDENSED NOTES TO THE CONDENSED COMBINED FINANCIAL STATEMENTS (Unaudited)

(Expressed in thousands of U.S. Dollars)

The aggregate amortizations of acquired intangibles as of September 30, 2014, will be as follows:

Description	Within One Year	Year Two	Year Three	Year Four	Year Five	Thereafter	Total
Favorable lease terms	$(3,286)	$(3,286)	$(2,965)	$(2,811)	$(2,811)	$(17,399)	$(32,558)

Total	$(3,286)	$(3,286)	$(2,965)	$(2,811)	$(2,811)	$(17,399)	$(32,558)

Intangible assets subject to amortization are amortized using the straight line method over their estimated useful lives to their estimated residual value of zero. Intangible assets are amortized over the contract periods, which range from 6.34 to 15.00 years.

NOTE 6: ACCRUED EXPENSES

Accrued expenses as of September 30, 2014 and December 31, 2013, consisted of the following:

	September 30, 2014	December 31, 2013
Accrued voyage expenses	$161	$186

Total accrued expenses	$161	$186

NOTE 7: LONG-TERM DEBT

Long-term debt consisted of the following:

	September 30, 2014	December 31, 2013
Ship Mortgage Notes ($610,000)	341,034	341,034

Total borrowings	341,034	341,034

Total long-term borrowings	$341,034	$341,034

Ship Mortgage Notes:

As explained in Note 1, for the purpose of the preparation of these predecessor combined financial statements, long-term debt has been allocated based on a relative fair value basis at the issuance of the relevant Notes. The vessels included in these predecessor combined financial statements have been financed through and provide full and unconditional guarantees to the Ship Mortgage Notes issued by Navios Acquisition.

In October 2010, Navios Acquisition issued a total of $400,000 in senior notes at a fixed rate of 8.625% due on November 1, 2017 (the “2017 Notes” or “Ship Mortgage Notes”). The vessels Shinyo Kannika, Shinyo Ocean and Shinyo Saowalak provided full and unconditional guarantees and were used as collateral for the 2017 Notes.

In May 2011, Navios Acquisition completed the Add-On of $105,000 to the 2017 Notes. The full proceeds from this Add-on were used by and allocated to the vessel Shinyo Kieran which also provided a full and unconditional guarantee.

NAVIOS MARITIME MIDSTREAM PARTNERS PREDECESSOR

CONDENSED NOTES TO THE CONDENSED COMBINED FINANCIAL STATEMENTS (Unaudited)

(Expressed in thousands of U.S. Dollars)

In November, 2013, Navios Acquisition completed sale of a total of $610,000 of 8.125% Senior Notes due 2021 (the “2021 Notes” or “Ship Mortgage Notes”). The 2021 Notes are unregistered. The 2017 Notes were fully extinguished and the Group’s four vessels became full and unconditional guarantees and collateral for the 2021 Notes. As of the date of the issuance of the 2021 Notes, the Group’s vessels were allocated their new relative fair value of the 2021 Notes.

The 2021 Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of the properties and assets and creation or designation of restricted subsidiaries. Navios Acquisition was in compliance with the covenants as of September 30, 2014.

Guarantees:

The vessels included in the predecessor combined financial statements are financed through Ship Mortgaged Notes issued by Navios Maritime Acquisition Corporation (See Note 7) and the Group’s vessels are used as collateral for such 2021 Notes. The Group’s vessels, along with all of the other subsidiaries of Navios Acquisition, with the exception of Navios Acquisition Finance (a co-issuer of the ship mortgage notes), provide full and unconditional guarantees on a joint and several basis. The guarantees of the subsidiaries of Navios Acquisition that own mortgaged vessels are senior secured guarantees and the guarantees of its subsidiaries that do not own mortgaged vessels are senior unsecured guarantees. As a result of these guarantees, Group’s vessels have been allocated debt with an offsetting adjustment to Owners’ net investment. As of September 30, 2014 and December 31, 2013, the total obligation under the 2021 Notes for Navios Acquisition and its subsidiaries amounted to $670,000 and $610,000 respectively, of which an amount of $341,034 has been allocated to the vessels included in these predecessor combined financial statements.

NOTE 8: FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents: The carrying amounts reported in the combined balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Accounts receivable, net: Carrying amounts are considered to approximate fair value due to the short-term nature of these accounts receivables and no significant changes in interest rates. All amounts that are assumed to be uncollectible are written off and/or reserved.

Accounts payable: The carrying amount of accounts payable reported in the balance sheet approximates its fair value due to the short-term nature of these accounts payable and no significant changes in interest rates.

Due from related parties: The carrying amount of due from related parties, reported in the balance sheet approximates its fair value due to the short-term nature of these accounts receivable and no significant changes in interest rates.

Due to related parties: The carrying amount of due to related parties, reported in the balance sheet approximates its fair value due to the short-term nature of these accounts payable and no significant changes in interest rates.

NAVIOS MARITIME MIDSTREAM PARTNERS PREDECESSOR

CONDENSED NOTES TO THE CONDENSED COMBINED FINANCIAL STATEMENTS (Unaudited)

(Expressed in thousands of U.S. Dollars)

Long-term debt: The fair value of the Ship Mortgage Notes, which has a fixed rate, was determined based on quoted market prices, as indicated in the table below.

The fair value hierarchy is explained as follows:

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable. The Group did not use any Level 3 inputs as of September 30, 2014 or December 31, 2013.

	September 30, 2014		December 31, 2013
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$6,057	$6,057	$9,152	$9,152
Accounts receivable	$883	$883	$817	$817
Due from related parties	$74,662	$74,662	$35,756	$35,756
Accounts payable	$259	$259	$371	$371
Due to related parties	$839	$839	$472	$472
Long-term debt	$341,034	$346,364	$341,034	$348,281

Fair Value Measurements

The estimated fair value of our financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows:

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable. The Group did not use any Level 3 inputs as of September 30, 2014 or December 31, 2013.

Fair Value Measurements at September 30, 2014 Using
	Total	Level I	Level II	Level III
Cash and cash equivalents	$6,057	$6,057	$—	$—
Long-term debt	$346,364	$346,364	$—	$—

Fair Value Measurements at December 31, 2013 Using
	Total	Level I	Level II	Level III
Cash and cash equivalents	$9,152	$9,152	$—	$—
Long-term debt	$348,281	$348,281	$—	$—

NAVIOS MARITIME MIDSTREAM PARTNERS PREDECESSOR

CONDENSED NOTES TO THE CONDENSED COMBINED FINANCIAL STATEMENTS (Unaudited)

(Expressed in thousands of U.S. Dollars)

NOTE 9: TRANSACTIONS WITH RELATED PARTIES

Management fees: Pursuant to a Management Agreement dated May 28, 2010, Navios Tankers Management Inc. (the “Manager”), a subsidiary of Navios Holdings, provides for five years from the inception of the agreement, commercial and technical management services to Navios Acquisition’s vessels for a daily fee of $10 per VLCC tanker vessel for the first two years. On May 4, 2012, Navios Acquisition amended its existing Management Agreement with the Manager, to fix the fees for ship management services of its owned fleet at current rates for two additional years, through May 28, 2014. This daily fee covers all of the vessels’ operating expenses, other than certain fees and costs. During the remaining one year of the term of the Management Agreement, Navios Acquisition expects it will reimburse Navios Holdings for all of the actual operating costs and expenses it incurs in connection with the management of its fleet. Actual operating costs and expenses will be determined in a manner consistent with how the initial fixed fees were determined. Drydocking and special survey expenses will be reimbursed at cost for VLCC vessels. In May 2014, Navios Acquisition extended the duration of its existing Management Agreement with Navios Holdings, until May 2020 and fixed the fees for ship management services of its owned fleet for two additional years through May 2016 and reduced the rate by 5% to $9.5 daily rate per VLCC vessel. Drydocking expenses under this Management Agreement will be reimbursed at cost at occurrence for all vessels. Total management fees for the nine month periods ended September 30, 2014 and 2013 amounted to $10,670 and $10,920, respectively.

Commencing as of March 30, 2012, Navios Acquisition may, upon request to the Manager, partially or fully defer the reimbursement of drydocking and other extraordinary fees and expenses under the Agreement to a later date, but not later than January 5, 2015, and if reimbursed on a later date, such amounts will bear interest at a rate of 1% per annum over LIBOR. Commencing as of September 28, 2012, Navios Acquisition could, upon request, reimburse the Manager partially or fully, for any fixed management fees outstanding for a period of not more than nine months under the Agreement at a later date, but not later than December 31, 2014, and if reimbursed on a later date, such amounts will bear interest at a rate of 1% per annum over LIBOR. There were no long-term amounts due to the Manager as of September 30, 2014 and December 31, 2013 with respect to this deferral.

General and administrative expenses: On May 28, 2010, Navios Acquisition entered into an administrative services agreement with the Manager, expiring on May 28, 2015, pursuant to which a subsidiary of Navios Holdings provides certain administrative management services to Navios Acquisition which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. The Manager is reimbursed for reasonable costs and expenses which is based on a rate per day per vessel. In May 2014, Navios Acquisition extended the duration of its existing Administrative Services Agreement with Navios Holdings, until May 2020 pursuant to its existing terms. For the nine month periods ended September 30, 2014 and 2013, the expense arising from the administrative services rendered by the Manager to the Group’s vessels amounted to $756 and $597, respectively.

Borrowings: As described in Note 7, Navios Acquisition is the borrower under the bond for the financing of the acquisition of the Group’s vessels. The Ship Mortgage Notes are secured by first preferred mortgages over the Group’s vessels, general assignment of earnings and charter agreements, insurance policies and pledge of shares.

Balances due from/ to related parties: Balances due to/ from related parties relate to amounts due to/from both Navios Acquisition and its subsidiaries, as well as our Manager—Navios Maritime Holdings.

Amounts due to Navios Maritime Holdings as of September 30, 2014 and December 31, 2013 were $839 and $472, respectively, which represents the current accounts payable to Navios Maritime Holdings. The balance mainly consisted of management fees, administrative fees and other operating expenses. There were no amounts due from Navios Maritime Holdings as of September 30, 2014 and December 31, 2013.

NAVIOS MARITIME MIDSTREAM PARTNERS PREDECESSOR

CONDENSED NOTES TO THE CONDENSED COMBINED FINANCIAL STATEMENTS (Unaudited)

(Expressed in thousands of U.S. Dollars)

Amounts due from Navios Maritime Acquisition as of September 30, 2014 and December 31, 2013 were $74,662 and $35,756, respectively. The balances relate to cash retained by Navios Maritime Acquisition, which were used for working capital purposes related to the Group’s vessels. Historically, these amounts have been settled periodically through cash remittances.

NOTE 10: COMMITMENTS AND CONTINGENCIES

The Group is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where the Group believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date of the financial statements were prepared. In the opinion of the management, the ultimate disposition of these matters individually and in aggregate will not materially affect the Group’s financial position, results of operations or liquidity.

NOTE 11: SEGMENT INFORMATION

The Group reports financial information and evaluates its operations by charter revenues. The Group does not use discrete financial information to evaluate operating results for each type of charter. As a result, management reviews operating results solely by revenue per day and operating results of the fleet and thus the Group has determined that it operates under one reportable segment.

The following table sets out operating revenue by geographic region for the Group’s reportable segment. Revenue is allocated on the basis of the geographic region in which the customer is located. Revenues from specific geographic region which contribute over 10% of total revenue are disclosed separately.

Vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries.

	Nine month period ended September 30, 2014	Nine month period ended September 30, 2013
Asia	$47,526	$47,610

NOTE 12: OWNERS’ NET INVESTMENT

Owners’ Net Investment primarily consists of transactions related to (i) payments made by Navios Acquisition on behalf of the Group for additions to vessels, and (ii) the issuance of bonds, repayments of bonds and interest payments on behalf of the Group.

NOTE 13: INCOME TAXES

British Virgin Islands, and Hong Kong, do not impose a tax on international shipping income. Under the laws of British Virgin Islands, and Hong Kong, of the companies’ incorporation and vessels’ registration, the companies are subject to registration and tonnage taxes which have been included in the daily management fee.

As of January 1, 2013, foreign flagged vessels that are managed by Greek or foreign ship management companies in Greece are subject to duties towards the Greek state which are calculated on the basis of the relevant vessels’ tonnage. The payment of such duties exhausts the tax liability of the foreign ship owning company and the relevant manager against any tax, duty, charge or contribution payable on income from the exploitation of the foreign flagged vessel.

NAVIOS MARITIME MIDSTREAM PARTNERS PREDECESSOR

CONDENSED NOTES TO THE CONDENSED COMBINED FINANCIAL STATEMENTS (Unaudited)

(Expressed in thousands of U.S. Dollars)

Pursuant to Section 883 of the Internal Revenue Code of the United States (the “Code”), U.S. source income from the international operation of ships is generally exempt from U.S. income tax if the company operating the ships meets certain incorporation and ownership requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country, which grants an equivalent exemption from income taxes to U.S. corporations. All the Groups’ vessel-owning subsidiaries satisfy these initial criteria. In addition, these companies must meet an ownership test. The management of the Group believes that this ownership test is satisfied prior to the IPO by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company. Although not free from doubt, Management also believes that the ownership test will be satisfied based on the trading volume and public ownership of the Partnership’s units following the IPO, but no assurance can be given that this will remain so in the future.

NOTE 14: SUBSEQUENT EVENTS

The Group has evaluated subsequent events, if any, that have occurred after the balance sheet date but before the issuance of these condensed combined financial statements and provided where it was necessary, the appropriate disclosures for those events. The date of the evaluation of subsequent events is the same as the date the condensed combined financial statements are issued, which is October 31, 2014.

NOTE 15-PRO FORMA LOSS PER UNIT

Upon completion of Navios Midstream Partners L.P.’s proposed initial public offering, Navios Midstream Partners L.P. will assume all of the outstanding shares of capital stock of four of Navios Acquisition’s vessel-owning subsidiaries and estimates that it will distribute approximately $258.9 million to Navios Acquisition in cash. The supplemental pro forma balance sheet as of September 30, 2014 gives pro forma effect to the accrual of this assumed distribution of $258.9 million and resulting reduction in Owner’s net investment as though the distribution had been declared and was payable as of that date but does not yet reflect the IPO proceeds or the proceeds from the new debt facility.

The Partnership has included a pro forma computation of basic and diluted loss per common unit reflecting 1,242,692 common units, expected to be issued to Navios Acquisition in partial payment for all of the outstanding shares of capital stock of four of Navios Acquisition’s vessel-owning subsidiaries, assuming that these units were all outstanding for the nine months ended September 30, 2014.

In addition, the Partnership has included a supplemental pro forma computation of basic and diluted loss per common unit that, in addition to the above common units, includes the number of common units that would need to be issued at the assumed offering price of $20.00 per unit in order to fund the $258.9 million of cash to be paid to Navios Acquisition (capped at the 8,100,000 common units being offered in this initial public offering) that represents a deemed distribution to Navios Acquisition in excess of the previous 12 months’ earnings. Because the Group generated a net loss for the nine months ended September 30, 2014, (i) a portion of the distribution is assumed to have been funded with the gross proceeds of the initial public offering ($162.0 million) and (ii) to the extent that there was insufficient proceeds from the initial public offering, the remainder ($96.9 million) is assumed to have been funded with the proceeds from a new debt facility. As a result, the numerator in the calculation of the supplemental pro forma basic and diluted loss per common unit also includes an adjustment for the incremental interest expense relating to the $96.9 million portion of the deemed dividend that exceeds the estimated gross proceeds from the initial public offering and the previous 12 months’ earnings.

NAVIOS MARITIME MIDSTREAM PARTNERS PREDECESSOR

CONDENSED NOTES TO THE CONDENSED COMBINED FINANCIAL STATEMENTS (Unaudited)

(Expressed in thousands of U.S. Dollars)

The calculation of the pro forma basic and diluted loss per unit is set out below:

	For the nine-months ended September 30, 2014
	Pro Forma for Navios Acquisition Common Units Only	Adjustments		Pro Forma for Navios Acquisition Common Units and Distribution
Net loss	$(1,443)	$(2,355	)(a)	$(3,798)
Net loss attributable to common units	$(166)			$(1,861)
Weighted average number of common units outstanding (basic and diluted)	1,242,692	8,100,000	(b)	9,342,692
Net loss per common unit (basic and diluted)	$(0.13)			$(0.20)

(a) Calculation of incremental interest expense
Distribution in excess of gross proceeds from equity offering		$96,900
Last twelve months earnings		—

		$96,900

Incremental interest expense at 3.24% (rate of new debt facility)		$(2,355)

(b) Reflects the issuance of 8,100,000 common units in this offering

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Partners of

Navios Maritime Midstream Partners L.P.

In our opinion, the accompanying balance sheet presents fairly, in all material respects, the financial position of Navios Maritime Midstream Partners L.P. (the “Partnership”) at October 13, 2014 in conformity with accounting principles generally accepted in the United States of America. The balance sheet is the responsibility of the Partnership’s management. Our responsibility is to express an opinion on the balance sheet based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers S.A.

Athens, Greece

October 31, 2014

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

BALANCE SHEET

(Expressed in U.S. dollars)

As of October 13, 2014 (date of formation)
ASSETS
Total assets	$—

Liabilities and Partners’ equity
Commitments and contingencies	—

Partners’ equity
Limited Partner	$980
General Partner	20
Receivable from Partners	(1,000)

Total partners’ equity	$—

Total liabilities and partners’ equity	$—

The accompanying notes are an integral part of this balance sheet.

NOTES TO THE BALANCE SHEET

(In U.S. Dollars)

NOTE 1: NATURE OF OPERATIONS

Navios Maritime Midstream L.P. (the “Partnership”), was formed in the Marshall Islands on October 13, 2014 by Navios Maritime Acquisition Corporation (“Navios Acquisition” or the “Limited Partner”) and Navios Maritime Midstream Partners GP LLC (the “General Partner”), a Marshall Islands limited liability company, which is a wholly-owned subsidiary of Navios Acquisition. Navios Acquisition intends to contribute and sell the shares of capital stock of certain of its subsidiaries in connection with the initial public offering of the Partnership’s common units (the “IPO”).

The Partnership intends to offer common units, representing limited partner interests, pursuant to a public offering and to concurrently issue common units and subordinated units representing additional limited partner interests in the Partnership to Navios Acquisition and general partner units representing general partner interests to the General Partner.

The Partnership has adopted a December 31 fiscal year end. The General Partner contributed $20 and Navios Acquisition contributed $980 to the Partnership in form of a receivable to be settled in cash. The receivable from the General Partner and Navios Acquisition has been reflected as a deduction from partners’ equity on the Balance Sheet.

The Partnership has no assets and no liabilities and there have been no other transactions involving the Partnership as of October 13, 2014. Therefore, statements of operations, changes in partners’ equity and cash flows have been omitted.

NOTE 2: SUBSEQUENT EVENTS

The Partnership has evaluated subsequent events, if any, that have occurred after the balance sheet date but before the issuance of these financial statements and provided where it was necessary, the appropriate disclosures for those events. The date of the evaluation of subsequent events, October 31, 2014, is the same as the date the financial statements are issued.